UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information set forth in this Report on Form 6-K, including the exhibits hereto are hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-248554), filed by Glory Star New Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 2, 2020 and declared effective on September 14, 2020, including any prospectuses forming a part of such registration statement, each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Entry into a Material Definitive Agreement

On August 25, 2021, the Company entered into a subscription Agreement (“Subscription Agreement”) with one institutional investor pursuant to which the Company agreed to sell up to a total of 2,857,142 ordinary shares (“Ordinary Shares”) and warrants to purchase up to 2,857,142 Ordinary Shares for total gross proceeds of up to approximately $10,000,000. Each Ordinary Share sold in the offering will be accompanied by a warrant (“Warrant”) exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share. Each Ordinary Share and accompanying Warrant are being sold at a fixed combined purchase price of $3.50. Each Warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance. The purchase of the Ordinary Shares and Warrants will occur in tranches at the election of the investor, provided, however, that a minimum of $1,000,000 in Ordinary Shares and Warrants must be purchase for each tranche. The investor must purchase all $10,000,000 in Ordinary Shares and Warrants by September 30, 2021. The investor has elected to purchase $2,000,000 in Ordinary Shares and Warrants for the first tranche representing 571,428 Ordinary Shares and Warrants to purchase 571,428 Ordinary Shares. The offer and sale of the Ordinary Shares and Warrants pursuant to the Subscription Agreement are referred to herein as the “Offering.”

The first tranche of the Offering is expected to close on or about August 30, 2021, subject to the satisfaction of customary closing conditions. The net proceeds to the Company after deducting estimated offering expenses of $67,000 are expected to be approximately $1,933,000. The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-248554), which was filed with the SEC on September 2, 2020, and declared effective by the on September 14, 2020. In connection with the first tranche of the Offering, on August 26, 2021, the Company filed a prospectus supplement for the offer and the sale of $2,000,000 of the Ordinary Shares and Warrants. The Company will file a Form 6-K and prospectus supplement each time the investor makes an additional tranche purchase.

The representations, warranties and covenants contained in the Subscription Agreement were made solely for the benefit of the parties to the Subscription Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Subscription Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the form of Subscription Agreement is filed with this report only to provide shareholders with information regarding the terms of transaction, and not to provide shareholders with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Subscription Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing descriptions of the Subscription Agreement, and the Ordinary Shares and Warrants do not purport to be complete and are qualified in its entirety by reference to the full text of the form of Subscription Agreement and form of Warrant which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K and is incorporated by reference herein.

A copy of the legal opinion of Maples and Calder relating to the Ordinary Shares, the Warrant and Warrant Shares to be issued and sold in this Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this Report on form 6-K related to the completion, timing and size of the Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Offering. There can be no assurance that the Company will be able to complete the Offering on the anticipated terms, or at all.

Exhibit Index

Exhibit	Exhibit Description
4.1	Form of Warrant
5.1	Opinion of Maples and Calder (Cayman) LLP
10.1	Form of Subscription Agreement
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
99.1	Press Release - Glory Star New Media Group Holdings Limited Announces Subscription Agreement to purchase of up to $10,000,000 in Ordinary Shares and Warrants at a fixed combined purchase price of $3.50.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: August 26, 2021

3